UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2019
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Management’s Discussion and Analysis for the three months ended March 31, 2019.

2.	Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: April 30, 2019

NORTH AMERICAN CONSTRUCTION GROUP LTD.
2019 FIRST QUARTER REPORT
For the three months ended March 31, 2019

Report to Shareholders

Our strategy to achieve growth, organically and via acquisitions, is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.
Following on from two impressive growth years in 2017 and 2018 we anticipate further strong improvement in 2019, of around 70% for revenue and 60% for Adjusted EBITDA. Due to the magnitude of this improvement, we provided an estimate of Adjusted EBITDA outcome proportionality by quarter in our last outlook. This was assessed as approximately 30%, 20%, 22% and 28%, respectively, with the main variables impacting this assessment, for the first half of the year, being the timing of spring breakup and the pace at which we could schedule maintenance and repairs for some recently acquired mine support assets.
We were pleased to exceed our EBITDA objective in Q1, despite spring break up arriving early and abruptly, causing a premature end to some of our winter work and therefore curtailment of some revenue. Also, we only achieved break even gross profit on two assumed legacy contracts that will soon run their course. Based on our backlog and other work opportunities at hand we now believe it possible to catch up on much of the lost revenue during Q2 and Q3 and maintain both our growth and EBITDA proportionality anticipations.
In a welcome period (Q1) of stock price appreciation, we achieved another objective of layering some junior debt into our capital structure on favorable terms. However, the non-cash, mark to market accounting for our stock-based compensation, together with some acquisitions related restructuring costs, reduced our Q1 basic earnings per share by $0.23.
Regarding cash flow, we had expected the upper end of our capital spending range to be $110.0 million (combined sustaining and growth capital). We now expect that number to be nearer $130.0 million due to the poorer than anticipated condition of the recently acquired equipment fleet and the compelling nature of several growth opportunities. Our annual spend profile is heavily weighted to the first quarter and we continue to prudently assess our growth opportunities. We believe that this increased spend will be partially offset this year by incremental cash flow with attractive returns moving forward. We remain on track to de-lever our balance sheet by $150.0 million from 2019 to 2021.
Lastly and possibly more importantly, our second quarter started with the award of another long-term contract, this time for much of the recently acquired assets. Our backlog via term contracts now stands at $1.5 billion compared to $0.1 billion at this time last year.

Martin Ferron
Chairman and Chief Executive Officer
April 30, 2019

i

Management’s Discussion and Analysis

For the three months ended March 31, 2019
April 30, 2019
The following Management’s Discussion and Analysis ("MD&A") is as of April 30, 2019 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2019, the audited consolidated financial statements and notes that follow for the year ended December 31, 2018 and our annual MD&A for the year ended December 31, 2018. All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CORE BUSINESS AND STRATEGY
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within western Canada.
We believe that our excellent safety record, combined with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Our core market is the Canadian oil sands, where we provide operations support and construction services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to the producers currently mining bitumen in the oil sands since inception of their respective projects: Suncor, Syncrude, Fort Hills, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Suncor and Syncrude, these relationships span over 40 years. We are the largest contractor in the oil sands region.
Our ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage into base metals, precious metals and diamonds. Nuna is an established incumbent contractor in Nunavut and the Northwest Territories but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.
We have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and infrastructure projects.

Management's Discussion and Analysis March 31, 2019	M - 1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Our Q1 2019 performance was driven by strong top line demand for our heavy equipment fleet in the oil sands during the busy winter season. Year over year revenue growth of 63% was primarily achieved through the Q4 2018 acquisitions but also reflects continuing organic growth at sites that were not impacted by the acquisitions. Revenue could have been noticeably higher had spring breakup not come so early and abruptly in mid-March.
Gross profit margin of 15.9% was negatively affected by the operational impact of this sudden and early spring breakup when comparing to the 2018 breakup which occurred at a more normal pace in April. In addition to this unexpected weather impact, our results were heavily influenced by two legacy contracts at the Fort Hills Mine, assumed as part of an acquisition, which will expire in the second and third quarters of 2019. Excluding this transition impact at Fort Hills, gross profit margin for the quarter would have been approximately 20% which provides a more accurate reflection of the impact of the early spring breakup.
Included in gross profit margin was depreciation of 15.7% for the quarter. This depreciation percentage is consistent with prior the prior year’s comparable rate of 15.9% but is higher than our current trend of less than 14%. The higher depreciation percentage when comparing to Q4 2018 reflects initial component depreciation of the new fleet as well as the operational challenges experienced with the 2019 spring break-up.
General and administrative expenses, excluding stock-based compensation expense, of $8.8 million were equivalent to 4.7% of revenue. This amount includes our proportionate interest in the Nuna G&A expenses and reflects the limited incremental overhead costs required as part of the recent acquisitions. Restructuring costs of $1.4 million were incurred in the quarter as part of corporate initiatives required to onboard new equipment as well as reorganization efforts at Nuna designed to improve profitability. Nuna did not contribute meaningful EBITDA in Q1 given their business in northern Canada is heavily weighted to Q2 and Q3.
Adjusted EBITDA of $52.1 million is a 33.2% increase over 2018 and reflects both the unique transitional impacts experienced in the first full quarter operating the increased fleet as well as our ability to maintain general and administrative spending at under 5.0% of revenue.
Net income, basic and diluted net income per share and Adjusted EPS for the quarter were impacted by interest expense of $5.5 million which includes approximately $0.8 million of non-cash interest. Our average cash cost of debt for the quarter was 4.8% and reflects the new 5.0% Convertible Debentures we issued in March as well as low-cost equipment leases. For clarity, the adoption of the new US GAAP standard for leases had no impact on Adjusted EBITDA or net income.
Q1 2019 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts dollars in thousands)	Three months ended
	March 31,
	2019	2018	Change
Revenue	$186,408	$114,703	$71,705

Gross profit	29,583	26,791	2,792
Gross profit margin	15.9%	23.4%	(7.5)%

Adjusted EBITDA(i)	52,070	39,090	12,980
Adjusted EBITDA margin(i)	27.9%	34.1%	(6.2)%

Net income and comprehensive income available to shareholders	7,181	11,131	(3,950)
Net income - Basic	$0.29	$0.44	$(0.15)
Adjusted EPS(i)	$0.52	$0.55	$(0.03)
(i) See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2019	M - 2	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Issuance of $55.0 million of Convertible Debentures
On March 20, 2019, we closed an offering of 5.00% convertible unsecured subordinated debentures for aggregate gross proceeds of $55.0 million. The debentures trade on the Toronto Stock Exchange ("TSX") under the symbol NOA.DB.A. We used net proceeds to partially repay amounts outstanding under our Company Credit Facility.
Additional Five-Year Term Contract in the Oil Sands
On April 1, 2019, we announced a long-term Multiple Use Contract ("MUC") and an associated term contract with a major oil sands customer. The agreement runs through December 2023 and the backlog included in the March 31, 2019 balance is approximately $400.0 million.
Adoption of New US GAAP Lease Standard
Effective January 1, 2019, we adopted the new US GAAP standard for leases, "ASC 842 - Leases" ("Topic 842"), which replaces the previous standard, "ASC 840 - Leases" (Topic 840"). The new standard provides a right-of-use "ROU" model which requires most leases to be recognized on the balance sheet. We updated our lease recognition process to align with the new standard which resulted in the recognition of ROU assets and liabilities related to operating leases on our consolidated balance sheets.
We adopted the standard using the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019, therefore, the comparative information has not been adjusted and continues to report under Topic 840. We elected not to reassess whether expired or existing contracts contain leases under the new definition of a lease, not to reassess lease classification for expired or existing leases and not to reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, we elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.
The adoption of this new standard had an impact on our consolidated balance sheets and resulted in the recognition of operating lease right-of-use assets of $16.0 million, current portion of operating lease liabilities of $3.4 million and operating lease liabilities of $14.0 million on January 1, 2019. ROU assets are net of $1.4 million related to deferred lease inducements previously included in other long term obligations. However, there was no adjustment to opening equity at January 1, 2019.
Notable terminology and accounting changes as a result of the implementation of Topic 842 include:

•
Operating right-of-use assets - Included on the consolidated balance sheets are operating right-of-use assets, which represents our right to use the underlying asset over the lease term on leases classified as operating leases.

•
Operating lease liabilities - Included on the consolidated balance sheets are current portion of operating lease liabilities and operating lease liabilities, which represent the lease liabilities over the lease term on leases classified as operating leases.

•
Finance leases - Included on the consolidated balance sheets are current portion of finance leases and finance leases, which were previously referred to as "current portion of capital leases" and "capital leases", respectively.

The adoption of Topic 842 includes the requirement for additional disclosures in our consolidated financial statements. The FASB objectives of issuing this new standard is to provide financial statement users with sufficient information to understand the nature, timing and uncertainty of cash flows arising from leases. As prescribed by Topic 842, we have added note 7 "Leases" to our interim consolidated financial statements to meet the FASB objectives. This note contains the following sections:

•	Lease expenses and income - information about the expenditures and income related to leases during the period.

•
Supplemental balance sheet information - information about the weighted-average term of leases, weighted-average interest rate of leases and the carrying amount of the finance lease right-of-assets represented by the "Net book value of property plant, and equipment under finance lease."

Management's Discussion and Analysis March 31, 2019	M - 3	North American Construction Group Ltd.

•	Maturity analysis - information of about the future expected cash flows arising from leases.
FINANCIAL RESULTS
Q1 2019 Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2019	2018	Change
Revenue	$186,408	$114,703	$71,705
Project costs	70,491	41,463	29,028
Equipment costs	57,053	28,257	28,796
Depreciation	29,281	18,192	11,089
Gross profit(i)	$29,583	$26,791	$2,792
Gross profit margin(i)	15.9%	23.4%	(7.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,820	5,903	2,917
Stock-based compensation expense	5,978	1,898	4,080
Loss on sublease	—	1,732	(1,732)
Operating income	14,533	17,067	(2,534)
Interest expense	5,461	1,819	3,642
Net income and comprehensive income available to shareholders	7,181	11,131	(3,950)
EBIT(i)	15,117	17,077	(1,960)
EBIT margin(i)	8.1%	14.9%	(6.8)%
Adjusted EBITDA(i)	52,070	39,090	12,980
Adjusted EBITDA margin(i)	27.9%	34.1%	(6.2)%

Free Cash Flow(i)	(5,306)	16,568	(21,874)

Per share information
Basic net income per share	$0.29	$0.44	$(0.15)
Diluted net income per share	$0.25	$0.36	$(0.11)
Adjusted EPS(i)	$0.52	$0.55	$(0.03)
(i) See "Non-GAAP Financial Measures". A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2019	2018
Net income and comprehensive income available to shareholders	$7,181	$11,131
Adjustments:
Interest expense	5,461	1,819
Income tax expense	2,475	4,127
EBIT	15,117	17,077
Adjustments:
Depreciation	29,281	18,192
Amortization of intangible assets	208	153
EBITDA	44,606	35,422
Adjustments:
Loss on disposal of property, plant and equipment	21	80
Loss (gain) on disposal of assets held for sale	23	(42)
Stock-based compensation expense	5,978	1,898
Loss on sublease	—	1,732
Restructuring costs	1,442	—
Adjusted EBITDA	$52,070	$39,090
Analysis of Q1 2019 Results
Revenue
For the three months ended March 31, 2019, revenue was $186.4 million, up from $114.7 million in the same period last year. Current year revenue growth is largely attributable to the fleet acquired in Q4 2018 which provided new work at the Fort Hills and Aurora mines and provided significant incremental work at the Millennium Mine. Revenue

Management's Discussion and Analysis March 31, 2019	M - 4	North American Construction Group Ltd.

from Nuna was not material for the quarter but did contribute to the year over year increase given the acquisition occurred in Q4 2018. Revenue from the Kearl Mine also increased year over year as we expand our scope at this mine site. Increases in our external maintenance service offering and the Dene North JV were offset by the year over year decreases from both the Highland Valley Copper and Fording River mines.
Gross profit
For the three months ended March 31, 2019, gross profit was $29.6 million, or 15.9% gross profit margin, up from $26.8 million, or 23.4% gross profit margin, in the same period last year. The higher gross profit in the current period was a result of the higher revenue but when compared to Q1 2018, the decline in current period gross profit margin was driven by the impact of an earlier spring breakup. In addition to the earlier spring breakup, gross profit margin was impacted by two legacy contracts assumed at the Fort Hills Mine.
For the three months ended March 31, 2019, depreciation was $29.3 million (or 15.7% of revenue), up from $18.2 million (or 15.9% of revenue) in the same period last year. The increase in current period depreciation was primarily driven by increased equipment fleet use. Depreciation as a percent of revenue was similar between the two periods but was higher than our current trend given the impact of onboarding new fleet as well as the impact of the operating inefficiencies during the sudden and abrupt spring breakup in mid-March.
Operating income
For the three months ended March 31, 2019, we recorded operating income of $14.5 million, down from $17.1 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $8.8 million (or 4.7% of revenue) for the quarter, up from $5.9 million (or 5.1% of revenue) for the same period last year. Stock-based compensation expense increased $4.1 million compared to the prior year due to the impact of the increase in our share price this quarter. In the prior year period, we entered into a sub-lease for our committed space over the entire remaining term of our underutilized Edmonton office facility.
Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2019	2018	Change
Interest expense
Interest on Convertible Debentures	$629	$542	$87
Interest on credit facilities	2,756	441	2,315
Interest on finance lease obligations	923	768	155
Interest on mortgage	238	—	238
Interest on promissory notes	742	—	742
Amortization of deferred financing costs	191	130	61
Interest expense	$5,479	$1,881	$3,598
Interest income	(18)	(62)	44
Total interest expense, net	$5,461	$1,819	$3,642
Equity earnings in affiliates and joint ventures	(659)	—	(659)
Foreign exchange gain	(4)	(10)	6
Income tax expense	2,475	4,127	(1,652)
Interest expense was $5.5 million during the three months ended March 31, 2019, up from $1.9 million in the prior year. Cash related interest expense for the quarter, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million and implied interest of $0.6 million, was $4.7 million and represents an average cost of capital of 4.8% when factoring in the timing of the credit facility balance during the quarter. In general, the increase of $3.6 million relates to the M&A activity of Q4 2018 which was fully funded through debt.
Equity earnings in affiliates and joint ventures of $0.7 million was generated by the entities within Nuna that are accounted for using the equity method.
We recorded no current income tax expense and a deferred income tax expense of $2.5 million. This is lower than the income tax expense recorded for the same period last year primarily due to the higher interest expense incurred in 2019.

Management's Discussion and Analysis March 31, 2019	M - 5	North American Construction Group Ltd.

Net income
For the three months ended March 31, 2019, we recorded $7.2 million net income (basic income per share of $0.29 and diluted income per share of $0.25), compared to $11.1 million net income (basic income per share of $0.44 and diluted income per share of $0.36) recorded for the same period last year. The net income in the current year was affected by a $3.6 million increase in interest expense in the current period, offset by a $1.7 million decrease in deferred income tax expense recorded in the current period.
The tables below provide our Adjusted EPS:

	Three months ended
	March 31, 2019
(dollars in thousands, except per share data)	Income before income taxes	Income tax	Net income	Basic net income per share
Net income and comprehensive income	$9,735	$2,475	$7,260
Net income attributable to non-controlling interest			(79)
Net income available to shareholders			$7,181	$0.29
Add back:
Loss on disposal of property, plant and equipment	$21	$4	$17
Loss on disposal of assets held for sale	23	5	18
Stock-based compensation expense	5,978	1,271	4,707
Loss on sublease	—	—	—
Restructuring costs	1,442	307	1,135
Adjusted EPS(i)				$0.52
(i) See "Non-GAAP Financial Measures".

	Three months ended
	March 31, 2018
(dollars in thousands, except per share data)	Income before income taxes	Income tax	Net income	Basic net income per share
Net income available to common shareholders	$15,258	$4,127	$11,131	$0.44
Add back:
Loss on disposal of property, plant and equipment	$80	$17	$63
Gain on disposal of assets held for sale	(42)	(9)	(33)
Stock-based compensation expense	1,898	404	1,494
Loss on sublease	1,732	368	1,364
Restructuring costs	—	—	—
Adjusted EPS(i)				$0.55
(i) See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2019	M - 6	North American Construction Group Ltd.

Summary of Consolidated Quarterly Results
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Revenue	$186.4	$131.0	$84.9	$79.5	$114.7	$82.0	$70.0	$47.6
Gross profit(i)	29.6	18.3	14.3	9.7	26.8	12.0	5.8	(1.2)
Operating income (loss)	14.5	7.5	3.7	1.7	17.1	4.5	1.0	(6.6)
EBIT(i)	15.1	7.5	3.7	1.7	17.1	4.5	1.1	(6.6)
Adjusted EBITDA(i)	52.1	28.4	19.1	15.2	39.1	18.1	11.5	2.0
Net income (loss)	7.2	2.7	1.5	0.0	11.1	2.5	(0.6)	(6.2)
Income (loss) per share - basic(ii)	$0.29	$0.11	$0.06	$0.00	$0.44	$0.10	$(0.02)	$(0.23)
Income (loss) per share - diluted(ii)	$0.25	$0.10	$0.05	$0.00	$0.36	$0.09	$(0.02)	$(0.23)

Cash dividend per share (iii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2018.
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at March 31, 2019 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018
Performance obligations per financial statements	$84,508	$206,900	$129,911	$149,290
Add: undefined committed volumes	1,381,008	1,021,430	209,644	200,107
Anticipated backlog	$1,465,516	$1,228,330	$339,555	$349,397

Revenue generated from backlog during the three month period	$132,153	$70,872	$40,859	$43,894
As at March 31, 2019, we expect that $219.6 million of our anticipated backlog reported above will be performed over the balance of 2019.
Unpriced Contract Modifications
As at March 31, 2019, we had $10.7 million of unresolved unpriced contract modifications on our balance sheet. This compares to $7.5 million of unresolved unpriced contract modifications recorded as at December 31, 2018. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.

Management's Discussion and Analysis March 31, 2019	M - 7	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of Consolidated Financial Position
As at March 31, 2019, we had $20.4 million in cash and $157.1 million unused borrowing availability on the Company Credit Facility for a total liquidity of $177.5 million (defined as cash plus available and unused Company Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Company Credit Facility, our finance lease borrowing is limited to $150.0 million. As at March 31, 2019 we have $44.9 million in unused finance lease borrowing availability under the terms of our Credit Facility. There are no restrictions within the terms of our Company Credit Facility for borrowing using operating leases.

	March 31, 2019	December 31, 2018	Change
Cash	$20,415	$19,508	$907
Current working capital assets
Accounts receivable	$71,373	$82,399	$(11,026)
Contract assets	29,507	10,673	18,834
Inventories	15,220	13,391	1,829
Contract costs	801	2,308	(1,507)
Prepaid expenses and deposits	3,724	3,736	(12)
Current working capital liabilities
Accounts payable	(79,772)	(63,460)	(16,312)
Accrued liabilities	(15,267)	(19,157)	3,890
Contract liabilities	(1,982)	(4,032)	2,050
Total net current working capital (excluding cash)	$23,604	$25,858	$(2,254)

Intangible assets	$2,692	$2,915	$(223)
Assets held for sale	1,196	672	524
Property, plant and equipment	566,956	528,157	38,799
Total assets	$752,479	$689,800	$62,679

Finance lease obligations (including current portion)	105,093	86,568	18,525
Credit facilities (including current portion)	144,620	194,918	(50,298)
Convertible Debentures	94,031	39,976	54,055
Mortgage	19,831	19,900	(69)
Promissory notes	$41,455	$42,937	$(1,482)
Total Debt(i)	$405,030	$384,299	$20,731
Cash	(20,415)	(19,508)	(907)
Net debt(i)	$384,615	$364,791	$19,824
(i) For a definition of total debt and net debt, see "Non-GAAP Financial Measures".
As at March 31, 2019, we had $1.3 million in trade receivables that were more than 30 days past due compared to $1.5 million as at December 31, 2018. As at March 31, 2019 and December 31, 2018, we did not have an allowance for doubtful accounts related to our trade receivables as we believe that there is minimal risk in the collection of these past due trade receivables. We continue to monitor the credit worthiness of our customers. As at March 31, 2019, holdbacks totaled $0.7 million, up from $0.6 million as at December 31, 2018.
Excluding lease additions, gross capital expenditures for the three months ended March 31, 2019 was $41.1 million ($18.9 million for the same period in 2018). Included in the three months ended March 31, 2019 gross capital expenditures were $13.3 million invested in growth capital expenditures related to heavy equipment purchased under a right of first refusal arrangement with a customer as well as the purchase of strategic mine site facilities ($12.0 million for the same period in 2018).
We finance a portion of our heavy construction fleet through capital and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2019 was $27.5 million (three months ended March 31, 2018 were $15.2 million). Our equipment fleet is currently split among owned (72%), finance leased (20%) and rented equipment (8%).
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In early 2019, we intended to limit our annual sustaining capital expenditures

Management's Discussion and Analysis March 31, 2019	M - 8	North American Construction Group Ltd.

to approximately $75.0 million to $85.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements, but also factoring in the cost of upgrading the acquired fleet. We also believed that our annual growth capital expenditures could range from $15.0 million to $25.0 million, to support our anticipated growth in revenue. Due to the poorer than anticipated condition of the recently acquired equipment fleet and the compelling nature of several growth opportunities, we now expect that the combined upper end number to increase from $110.0 million to be nearer $130.0 million. We believe our contracted cash flow from operations, will be sufficient to meet our sustaining equipment and growth investment requirements as well as deliver on our 2019 to 2021 debt leverage objectives.
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2018.
Summary of Consolidated Cash Flows

	Three months ended
	March 31,
(dollars in thousands)	2019	2018	Change
Cash provided by operating activities	$47,448	$39,036	$8,412
Cash used in investing activities	(38,585)	(16,726)	(21,859)
Cash used in financing activities	(7,956)	(18,391)	10,435
Increase in cash	$907	$3,919	$(3,012)
Operating activities
Cash provided by operating activities for the three months ended March 31, 2019 was $47.4 million, compared to cash provided by operating activities of $39.0 million in for the three months ended March 31, 2018. The increase in cash flow in the current period is a result of improved gross profit and a $2.7 million contribution from working capital ($1.6 million in the prior period).
Cash provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
	2019	2018
Cash provided by (used in) net change in non-cash working capital
Accounts receivable	$11,026	$(15,890)
Contract assets	(18,834)	9,675
Inventories	(1,829)	(102)
Contract costs	1,507	(310)
Prepaid expenses and deposits	58	(826)
Accounts payable	16,324	10,343
Accrued liabilities	(3,465)	(2,929)
Contract liabilities	(2,050)	1,642
	$2,737	$1,603
Investing activities
Cash used in investing activities for the three months ended March 31, 2019 was $38.6 million, compared to cash used in investing activities of $16.7 million for the three months ended March 31, 2018. Current period investing activities largely relate to $41.1 million for the purchase of property, plant and equipment, offset by $0.1 million in proceeds from the disposal of property, plant and equipment and assets held for sale. Prior year investing activities included $18.9 million for the purchase of property, plant and equipment, partially offset by $1.5 million cash received on the disposal of property, plant and equipment and assets held for sale.
Financing activities
Cash used in financing activities during the three months ended March 31, 2019 was $8.0 million, which included $96.3 million credit facility repayments (offset by $46.0 million in borrowings from credit facility), $55.0 million in issuance of Convertible Debentures, $9.0 million in finance lease obligation repayments, $2.4 million in financing costs and $1.5 million repayment of promissory note. There were no repurchases of common shares for

Management's Discussion and Analysis March 31, 2019	M - 9	North American Construction Group Ltd.

cancellation in the current period. Cash used in financing activities during the three months ended March 31, 2018 was $18.4 million, which included $13.0 million of credit facility repayments (offset by $5.0 million in borrowings from credit facility), $7.4 million in finance lease obligation repayments, $2.3 million for repurchase and subsequent cancellation of common shares and $0.6 million for treasury share purchases. Cash used for the settlement of dividends was similar in both periods.
Free Cash Flow

	Three months ended
	March 31,
(dollars in thousands)	2019	2018
Cash provided by operating activities	$47,448	$39,036
Cash used in investing activities	(38,585)	(16,726)
Capital additions financed by leases	(27,483)	(16,484)
Add back:
Growth capital additions (cash)	13,314	12,010
Subtract:
Proceeds from equipment sale leasebacks	—	(1,268)
Free Cash Flow(i)	$(5,306)	$16,568
(i) See "Non-GAAP Financial Measures".
Free Cash Flow for the quarter was a use of cash due to cash collection timing for the heavy winter work volume completed in the first quarter, but was also impacted by the immediate capital spending required for the heavy equipment fleet acquired in late November 2018. Including the lease additions of $27.5 million required to supplement our fleet, sustaining capital additions of $55.2 million was invested in the first quarter when compared to $23.3 million in 2018. A significant portion of this capital spending was required to establish our maintenance standards with the newly acquired fleet and ensure reliable equipment availability moving forward. This spending, along with our routine capital maintenance of our heavy equipment fleet, more than fully offset Adjusted EBITDA of $52.1 million and when factoring in cash interest paid of $4.9 million, the business required $5.3 million of cash in the first three months.
Contractual Obligations
Our principal contractual obligations relate to our long-term debt, supplier contracts, finance leases for property, plant and equipment and operating leases for facilities. The following table summarizes our future contractual obligations, excluding interest payments on credit facilities and Convertible Debentures as early repayment is possible resulting in lower interest payments unless otherwise noted, as at March 31, 2019.

	Payments due by fiscal year
(dollars in thousands)	Total	2019	2020	2021	2022	2023 and thereafter
Company Credit Facility(i)	$142,000	$—	$—	$142,000	$—	$—
Nuna Credit Facility	2,620	868	1,113	639	—	—
Finance leases (including interest)	112,875	31,330	31,739	22,923	16,596	10,287
Convertible Debentures(ii)	94,031	—	—	—	—	94,031
Mortgage(iii)	23,543	1,026	1,368	1,368	1,368	18,413
Promissory notes (including interest)	43,526	28,472	15,054	—	—	—
Operating leases(iv)	6,738	827	1,069	1,051	1,148	2,643
Non-lease components of lease commitments (v)	3,538	557	634	583	810	954
Supplier contracts	17,299	17,299	—	—	—	—
Total contractual obligations	$446,170	$80,379	$50,977	$168,564	$19,922	$126,328
(i) The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Company Credit Facility), plus applicable margins payable monthly.
(ii) The 5.5% Convertible Debentures mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017. The 5.0% Convertible Debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year.
(iii) The mortgage bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta.

Management's Discussion and Analysis March 31, 2019	M - 10	North American Construction Group Ltd.

(iv) Operating leases are net of receivables on subleases of $12,093 (2019 - $2,309; 2020 - $3,069; 2021 - $3,052; 2022 - $1,998; 2023 and thereafter - $1,665).
(v) Non-lease components of lease commitments are net of receivables on subleases of $3,200 (2019 - $270; 2020 - $435; 2021 - $467; 2022 - $339; 2023 and thereafter - $1,689). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases
Our total contractual obligations of $446.2 million, as at March 31, 2019, have increased from $420.6 million as at December 31, 2018 primarily as a result of the issuance of new 5.0% Convertible Debentures for $55.0 million, and new finance leases, offset by a reduction in borrowings on our Company Credit Facility and scheduled payments on our finance and operating leases. For a full discussion on the Company Credit Facility see "Company Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On February 25, 2019, we declared a first quarter 2019 dividend of $0.02 per share totaling $0.5 million. At March 31, 2019, the dividend payable was included in accrued liabilities and was subsequently paid on April 5, 2019.
Cash used for the purchase of treasury shares through our trust agreement was $0.05 million for the three months ended March 31, 2019 ($0.6 million for the three months ended March 31, 2018).
Credit Facilities
Company Credit Facility
On November 23, 2018, we entered into an Amended and Restated Credit Agreement (the "Company Credit Facility") with a syndicate led by National Bank Financial Inc. The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Company Credit Facility permits capital lease debt to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at March 31, 2019, the Company Credit Facility had $0.9 million in issued letters of credit (December 31, 2018 - $0.9 million) and borrowings of $142.0 million (December 31, 2018 - $192.0 million). At March 31, 2019, our borrowing availability under the Company Credit Facility was $157.1 million (December 31, 2018 - $107.1 million).
Under the terms of the Company Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 4.0:1 with a step down to less than or equal to 3:50:1 at Q3 2019, and less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2019, we were in compliance with the Company Credit Facility covenants. The Senior Leverage Ratio is 2.44:1, as at March 31, 2019, in compliance with the maximum of 4.0:1. The Fixed Charge Coverage Ratio is 1.46:1, as at March 31, 2019, in compliance with the minimum of 1.15:1.
For a more complete discussion on our Company Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable finance lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2018.
Nuna Credit Facility
On December 8, 2018, Nuna renewed its facility and security agreement with ATB Financial (the "Nuna Credit Facility"). The Nuna Credit Facility has three financial covenants that must be tested. As at March 31, 2019, Nuna was in compliance with its covenants.

Management's Discussion and Analysis March 31, 2019	M - 11	North American Construction Group Ltd.

Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 26, 2019, there were 27,339,472 voting common shares outstanding, which included 2,090,391 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,335,472 common shares, including 2,087,840 common shares classified as treasury shares at March 31, 2019). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at March 31, 2019, there were an aggregate of 533,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 533,600 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the Convertible Debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% Convertible Debenture	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,194
5.00% Convertible Debenture	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,415
Interest on the Convertible Debentures is payable semi-annually on March 31 and September 30 of each year. Interest on the 5.00% Convertible Debentures is payable commencing on September 30, 2019.
The 5.50% Convertible Debenture are not redeemable prior to March 31, 2020 and the 5.00% Convertible Debentures are not redeemable. The Convertible Debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% Convertible Debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Debt Ratings
On October 3, 2018, S&P Global Ratings ("S&P") changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the 2018 acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a "B+" if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.
For a discussion of our debt ratings, see the "Debt Ratings" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Management's Discussion and Analysis March 31, 2019	M - 12	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2019 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2019 that have materially affected, or are reasonably likely to affect, our ICFR. With the adoption of Topic 842, we assessed and revised ICFR to reflect the changes to our processes. These changes have not materially affected, nor are they reasonably likely to affect, the effectiveness of our ICFR.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2018.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard was adopted January 1, 2019 and the adoption had an impact on the Company's consolidated balance sheets where the Company was required to recognize right-of-use assets and lease liabilities for operating leases. However, there was no material adjustment to opening equity at January 1, 2019.

Issued accounting pronouncements not yet adopted

•	Fair Value Measurement

◦
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Internal Use Software

◦
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

Management's Discussion and Analysis March 31, 2019	M - 13	North American Construction Group Ltd.

•	Related Party Guidance for Variable Interest Entities

◦
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three months ended March 31, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA", "Adjusted EBITDA" (as defined in our new credit agreement), "Total Debt", "Net Debt", "Free Cash Flow", "Adjusted EPS" and "Backlog". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
EBIT, EBITDA, Adjusted EBITDA and Adjusted EPS
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our new Company Credit Facility.
We believe that Adjusted EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.
"Adjusted EPS" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss), divided by the weighted average number of common shares

Management's Discussion and Analysis March 31, 2019	M - 14	North American Construction Group Ltd.

As EBIT, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA, and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "EBIT margin", "Consolidated EBITDA margin", or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt and Net Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"), (iv) mortgage, and (v) promissory notes. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (including capital lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale leaseback). We believe that Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
Backlog
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, a reconciliation is presented in "Financial Results - Backlog" in this MD&A.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without

Management's Discussion and Analysis March 31, 2019	M - 15	North American Construction Group Ltd.

cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
OUTLOOK
We believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our top tier growth profile. We expect to reduce total debt by $150.0 million from 2019 to 2021. Our confidence in this positive outlook is underpinned by the fact that over 75% of the revenue will be derived from work linked to oil sands production which has proved to be very resilient to oil price falls in recent years.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2019, we had 167 salaried employees (March 31, 2018 - 139 salaried employees) and 1,625 hourly employees (March 31, 2018 - 1,030 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (March 31, 2018 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “possible”, “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our anticipation of around 70% improvement in revenue and 60% improvement in Adjusted EBITDA for 2019 and our belief that such improvement could propel our basic EPS to over $1.60.

•	Our estimate of Adjusted EBITDA outcome proportionality for 2019.

•
Our belief that we will be able to catch up on certain lost Q1 revenue in Q2 and Q3, and that the same will enable us to maintain our previously-announced growth and EBITDA proportionality estimations.

Management's Discussion and Analysis March 31, 2019	M - 16	North American Construction Group Ltd.

•	The amount of backlog we anticipate will be performed over 2019.

•	Our belief that there is minimal risk in the collection of our past due trade receivables.

•
Our belief that our annual capital expenditures could range up to $130.0 million to support our anticipated growth in revenue and that our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements.

•
Our belief that we have the contracted work we require in order to provide the free cash flow necessary to de-lever our balance sheet significantly and pursue many opportunities to continue our top tier growth profile.

•	Our expectation that we will be able to reduce total debt by $150.0 million from 2019 to 2021.

•	Our expectation that over 75% of our revenues in the near future will be derived from work linked to oil sands production.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that oil prices remain stable and do not drop significantly in 2019;

•	that the Canadian dollar does not significantly appreciate in 2019;

•	that oil sands production continues to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2018 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other

Management's Discussion and Analysis March 31, 2019	M - 17	North American Construction Group Ltd.

factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2018 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2019. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2018.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Our corporate head office telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2018, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2019	M - 18	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2019	December 31, 2018
Assets
Current assets
Cash	$20,415	$19,508
Accounts receivable, net (note 5)	71,373	82,399
Contract assets (note 6(c))	29,507	10,673
Inventories	15,220	13,391
Prepaid expenses and deposits	3,724	3,736
Assets held for sale	1,196	672
	141,435	130,379
Property, plant and equipment, net of accumulated depreciation of $241,461 (December 31, 2018 – $248,885) (note 7)	566,956	528,157
Operating lease right-of-use assets (note 3 and note 7)	15,172	—
Other assets	8,227	10,204
Investments in affiliates and joint ventures (note 8)	9,385	11,788
Deferred tax assets	11,304	9,272
Total assets	$752,479	$689,800
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$79,772	$63,460
Accrued liabilities	15,267	19,157
Contract liabilities (note 6(c))	1,982	4,032
Current portion of long term debt (note 9(a))	30,617	29,996
Current portion of finance lease obligations (current portion of capital lease obligations as at December 31, 2018) (note 7)	37,270	32,250
Current portion of operating lease liabilities (note 3 and note 7)	3,429	—
	168,337	148,895
Long term debt (note 9(a))	265,227	265,962
Finance lease obligations (capital lease obligations as at December 31, 2018) (note 7)	67,823	54,318
Operating lease liabilities (note 3 and note 7)	13,143	—
Other long term obligations	29,338	25,623
Deferred tax liabilities	49,431	44,787
	593,299	539,585
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2019 – 27,335,472 (December 31, 2018 – 27,088,816)) (note 12(a))	224,259	221,773
Treasury shares (March 31, 2019 - 2,087,840 (December 31, 2018 - 2,084,611)) (note 12(a))	(11,747)	(11,702)
Additional paid-in capital	53,837	53,567
Deficit	(107,622)	(113,917)
Shareholders' equity attributable to common shareholders	158,727	149,721
Non-controlling interest (note 8)	453	494
	159,180	150,215
Total liabilities and shareholders’ equity	$752,479	$689,800
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2019	2018
Revenue (note 6)	$186,408	$114,703
Project costs	70,491	41,463
Equipment costs	57,053	28,257
Depreciation	29,281	18,192
Gross profit	29,583	26,791
General and administrative expenses	14,798	7,801
Loss on sublease	—	1,732
Loss on disposal of property, plant and equipment	21	80
Loss (gain) on disposal of assets held for sale	23	(42)
Amortization of intangible assets	208	153
Operating income before the undernoted	14,533	17,067
Interest expense, net (note 11)	5,461	1,819
Equity earnings in affiliates and joint ventures	(659)	—
Foreign exchange gain	(4)	(10)
Income before income taxes	9,735	15,258
Deferred income tax expense	2,475	4,127
Net income and comprehensive income	7,260	11,131
Net income attributable to non-controlling interest	(79)	—
Net income and comprehensive income available to shareholders	$7,181	$11,131
Per share information
Net income - basic (note 12(b))	$0.29	$0.44
Net income - diluted (note 12(b))	$0.25	$0.36
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total Equity
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of revenue accounting standard	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income	—	—	—	11,131	11,131	—	11,131
Exercised options	678	—	(271)	—	407	—	407
Stock-based compensation	—	—	720	—	720	—	720
Dividends (note 12(c)) ($0.02 per share)	—	—	—	(504)	(504)	—	(504)
Share purchase programs	(2,962)	—	671	—	(2,291)	—	(2,291)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(606)	—	—	(606)	—	(606)
Balance at March 31, 2018	$228,736	$(12,956)	$55,536	$(116,580)	$154,736	$—	$154,736

Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income	—	—	—	7,181	7,181	79	7,260
Exercised options	1,541	—	(610)	—	931	—	931
Issuance of common shares related to conversion of Convertible Debentures	945	—	—	—	945	—	945
Stock-based compensation	—	—	880	—	880	—	880
Dividends (note 12(c)) ($0.02 per share)	—	—	—	(503)	(503)	—	(503)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(45)	—	—	(45)	—	(45)
Distributions to affiliate and joint venture partners	—	—	—	(383)	(383)	(120)	(503)
Balance at March 31, 2019	$224,259	$(11,747)	$53,837	$(107,622)	$158,727	$453	$159,180
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2019	2018
Cash provided by (used in):
Operating activities:
Net income and comprehensive income	$7,260	$11,131
Adjustments to reconcile to net cash from operating activities:
Depreciation	29,281	18,192
Amortization of intangible assets	208	153
Amortization of deferred financing costs (note 11)	191	130
Loss on sublease	—	1,732
Loss on disposal of property, plant and equipment	21	80
Loss (gain) on disposal of assets held for sale	23	(42)
Stock-based compensation expense	5,978	1,898
Equity earnings in affiliates and joint venture	(659)	—
Other adjustments to cash from operating activities	(67)	32
Deferred income tax expense	2,475	4,127
Net changes in non-cash working capital (note 13(b))	2,737	1,603
	47,448	39,036
Investing activities:
Purchase of property, plant and equipment	(41,073)	(18,853)
Proceeds on disposal of property, plant and equipment	22	1,354
Proceeds on disposal of assets held for sale	94	110
Net repayment of loans to affiliate and joint venture partners	2,372	663
	(38,585)	(16,726)
Financing activities:
Repayment of credit facilities	(96,298)	(13,000)
Increase in credit facilities	46,000	5,000
Issuance of Convertible Debentures (note 9(c))	55,000	—
Financing costs	(2,415)	—
Repayment of promissory notes	(1,482)	—
Mortgage repayment	(69)	—
Repayment of finance lease obligations	(8,958)	(7,391)
Cash distribution paid to noncontrolling interest of subsidiary	(120)	—
Dividend payment (note 12(c))	(500)	(510)
Proceeds from stock options exercised	931	407
Share purchase programs	—	(2,291)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	(45)	(606)
	(7,956)	(18,391)
Increase in cash	907	3,919
Cash, beginning of period	19,508	8,186
Cash, end of period	$20,415	$12,105
Supplemental cash flow information (note 13(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These unaudited consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared the accompanying unaudited consolidated financial statements on the same basis as our annual consolidated financial statements, except for the adoption of Accounting Standard Codification (“ASC”) Topic 842, Leases with a date of initial application of January 1, 2019. The impacts of the adoption on the Company’s financial results are summarized in note 3. Significant changes to the Company’s accounting policies as a result of adopting Topic 842 are detailed below.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
Leases
The Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the consolidated balance sheet. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligation, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized costs using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments at the commencement date.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 5	North American Construction Group Ltd.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. Amortization of the ROU assets is calculated as the difference between the total straight line lease cost for the period and the periodic accretion of the lease liability using the effective interest method. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to accounts for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
The Company has entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. The Company determines sublease classification based on the underlying assets, rather than the ROU asset of the head lease.
3. Accounting pronouncements recently adopted
Leases
The Company adopted the new standard for leases effective January 1, 2019. The Company applied the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before the date of adoption (i.e. January 1, 2019). The Company elected to adopt the package of practical expedients available upon transition, and therefore has not reassessed: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised. The adoption of this new standard had an impact on the Company’s consolidated balance sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019.
As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was non-current) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long term obligations. In

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 6	North American Construction Group Ltd.

addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was non-current) to the corresponding finance lease obligations captions on the consolidated balance sheet.
The following table provides the Company's future minimum lease payments as at December 31, 2018 under Topic 840, prior to the adoption of Topic 842:

	Capital Leases	Operating Leases
2019	$33,886	$6,003
2020	23,843	6,091
2021	15,115	6,091
2022	11,621	5,098
2023 and thereafter	6,308	12,382
Total minimum lease payments	$90,773	$35,665
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)
Carrying amount of minimum lease payments	$86,568
4. Recent accounting pronouncements not yet adopted
a) Fair value measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
b) Internal-use software
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Related party guidance for variable interest entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
5. Accounts receivable

	March 31, 2019	December 31, 2018
Trade	$56,508	$67,913
Holdbacks	685	558
Accrued trade receivables	12,960	9,807
Contract receivables	$70,153	$78,278
Other	1,220	4,121
	$71,373	$82,399

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 7	North American Construction Group Ltd.

6. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2019	2018
Revenue by source
Construction services	$11,627	$16,434
Operations support services	174,781	98,269
	$186,408	$114,703

By commercial terms
Time-and-materials	$51,271	$27,387
Unit-price	135,137	82,328
Cost-plus	—	4,988
	$186,408	$114,703

Revenue recognition method
Cost-to-cost percent complete	$117,949	$74,054
As-invoiced	68,459	40,649
	$186,408	$114,703
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2019	2018
Customer A	36%	40%
Customer B	26%	30%
Customer C	16%	17%
Customer D	16%	—%
c) Contract balances
The following table provides information about significant changes in the contract assets:

	Three months ended
	March 31,
	2019	2018
Balance, beginning of period	$10,673	$21,572
Transferred to receivables from contract assets recognized at the beginning of the period	(3,115)	(14,693)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	16,542	3,662
Increases as a result of work completed, but not yet an unconditional right to consideration	5,407	809
Balance, end of period	$29,507	$11,350
The following table provides information about significant changes in the contract liabilities:

	Three months ended
	March 31,
	2019	2018
Balance, beginning of period	$4,032	$824
Revenue recognized that was included in the contract liability balance at the beginning of the period	(2,848)	(56)
Increases due to cash received, excluding amounts recognized as revenue during the period	798	1,698
Balance, end of period	$1,982	$2,466

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 8	North American Construction Group Ltd.

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

	Three months ended
	March 31,
	2019	2018
Revenue recognized	$1,233	$1,929
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three months ended March 31, 2019 of $3,417 (three months ended March 31, 2018 - $2,397).
The table below represents the classification of such uncollected consideration on the balance sheet:

	March 31, 2019	December 31, 2018
Contract assets	10,736	7,526
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

2019	$81,494
2020	3,014
$84,508
7. Leases
The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of 1 to 10 years, with options to extend on certain leases for terms up to 5 years.
a) Lease expenses and income
The following table provides information about lease expenses and income:

Three months ended
March 31,
2019
Depreciation of equipment under finance lease	$8,851
Short-term lease expense	7,332
Operating lease expense	1,058
Operating lease income	770
The Company generates operating lease income from the sublease of certain office facilities.
b) Supplemental balance sheet information
The following tables provide supplemental balance sheet information relating to leases:

March 31, 2019
Net book value of property, plant and equipment under finance lease	$153,508
Weighted-average remaining lease term (in years):
Finance leases	3.51
Operating leases	4.51
Weighted-average discount rate:
Finance leases	4.01%
Operating leases	5.00%

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 9	North American Construction Group Ltd.

c) Maturity analysis
The future minimum lease payments and receipts from non-cancellable operating leases as at March 31, 2019 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2019 (excluding the three months ended March 31, 2019)	$31,330	$3,136	$2,309
2020	31,739	4,138	3,069
2021	22,923	4,103	3,052
2022	16,596	3,146	1,998
2023	8,179	1,660	1,665
2024 and thereafter	2,108	2,648	—
Total minimum lease payments	$112,875	$18,831	$12,093
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(7,782)	(2,259)
Carrying amount of minimum lease payments	$105,093	$16,572
8. Investments in affiliates and joint ventures
a) Nuna Group of Companies ("Nuna")
The Company accounts for the NL Partnership and wholly-owned subsidiaries using proportionate consolidation and accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.
The NL Partnership holds investments in various affiliates and joint ventures.
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2019	2018
Balance, beginning of the year	$11,788	$—
Adjustments to additions arising from acquisition	(472)	—
Share of net income	659	—
Distributions to partners	(2,590)	—
Balance, end of the year	$9,385	$—
The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	March 31, 2019	December 31, 2018
Assets
Current assets	$8,313	$9,769
Non-current assets	1,876	2,392
Total assets	$10,189	$12,161
Liabilities
Current liabilities	$2,333	$4,013
Non-current liabilities	3,015	3,032
Total liabilities	$5,348	$7,045
Statement of Operations and Comprehensive Income

	Three months ended
	March 31,
	2019	2018
Revenues	$4,847	$—
Gross profit	855	—
Income before taxes	770	—
Net income and comprehensive income	659	—

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 10	North American Construction Group Ltd.

b) Mikisew North American Limited Partnership (“MNALP”) and Dene North Site Services Partnership ("DNSS")
The Company holds a 49% interest in MNALP and DNSS, which are unincorporated partnerships. MNALP and DNSS are considered VIEs due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the exclusive right to direct the activities of MNALP and DNSS that most significantly impact economic performance. The Company accounts for its interest in these partnerships using proportionate consolidation.
9. Long term debt
a) Long term debt amounts are as follows:

	March 31, 2019	December 31, 2018
Credit facilities (note 9(b))	$144,620	$194,918
Convertible Debentures (note 9(c))	94,031	39,976
Mortgage	19,831	19,900
Promissory notes	41,455	42,937
Unamortized deferred financing costs	(4,093)	(1,773)
	$295,844	$295,958
Less: current portion of long term debt	(30,617)	(29,996)
	$265,227	$265,962
b) Credit facilities

	March 31, 2019	December 31, 2018
Company Credit Facility (note 9(b(i)))	$142,000	$192,000
Nuna credit facility (note 9(b(ii)))	2,620	2,918
	$144,620	$194,918
i) Company Credit Facility
On November 23, 2018, the Company entered into an Amended and Restated Credit Agreement (the "Company Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Company Credit Facility provides for a finance lease limit of $150.0 million and other debt outstanding limit of $20.0 million.
As at March 31, 2019, there was $0.9 million (December 31, 2018 - $0.9 million) in issued letters of credit under the Company Credit Facility and the unused borrowing availability was $157.1 million (December 31, 2018 - $107.1 million).
The Company Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at March 31, 2019, the Company was in compliance with its financial covenants.
The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Company Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the senior leverage ratio, based on the undrawn portion of the Company Credit Facility. The Company Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
ii) Nuna credit facility
On December 8, 2018, Nuna renewed its facility and security agreement with ATB Financial (the "Nuna Credit Facility"). The Nuna Credit Facility has three financial covenants that must be tested. As at March 31, 2019, Nuna was in compliance with its covenants.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 11	North American Construction Group Ltd.

c) Convertible Debentures
The Company has issued convertible unsecured subordinated debentures, collectively referred to as the "Convertible Debentures".

	March 31, 2019	December 31, 2018
5.50% Convertible Debentures	$39,031	$39,976
5.00% Convertible Debentures	55,000	—
	$94,031	$39,976
The terms of the Convertible Debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% Convertible Debenture	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,194
5.00% Convertible Debenture	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,415
Interest on the Convertible Debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% Convertible Debenture are not redeemable prior to March 31, 2020 and the 5.00% Convertible Debentures are not redeemable. The Convertible Debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% Convertible Debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
10. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loan to partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Finance lease obligations	Level 2	$105,093	$93,122	$86,568	$78,373
Convertible Debentures	Level 2	94,031	103,265	39,976	48,371
Credit facilities	Level 3	144,620	144,620	194,918	194,918
Mortgage	Level 2	19,831	19,831	19,900	19,900
Promissory notes	Level 2	41,455	41,455	42,937	42,937
Non-financial assets measured at estimated fair market value on a non-recurring basis as at March 31, 2019 and December 31, 2018 in the financial statements are summarized below:

	March 31, 2019		December 31, 2018
	Change in Fair Value	Carrying Amount	Change in Fair Value	Carrying Amount
Assets held for sale	$(70)	$1,196	$(1,278)	$672

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 12	North American Construction Group Ltd.

Assets held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell. The change in fair value includes the write-down related to the carrying amount as at the balance sheet dates. The estimated fair market value less cost to sell of equipment assets held for sale is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
11. Interest expense, net

	Three months ended
	March 31,
	2019	2018
Interest on finance lease obligations	$923	$768
Interest on credit facilities	2,756	441
Interest on Convertible Debentures	629	542
Interest on promissory notes	742	—
Interest on mortgage	238	—
Amortization of deferred financing costs	191	130
Interest expense	$5,479	$1,881
Interest income	(18)	(62)
	$5,461	$1,819
12. Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	159,560	—	159,560
Issued upon conversion of convertible debentures	87,096	—	87,096
Purchase of treasury shares for settlement of equity classified stock-based compensation	—	(3,229)	(3,229)
Issued and outstanding at March 31, 2019	27,335,472	(2,087,840)	25,247,632
b) Net income per share

	Three months ended
	March 31,
	2019	2018
Net income available to common shareholders	$7,181	$11,131
Interest from Convertible Debentures (after tax)	524	441
Diluted net income available to common shareholders	$7,705	$11,572

Weighted average number of common shares	25,085,376	25,284,661
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,087,703	2,651,684
Dilutive effect of stock options	326,708	268,901
Dilutive effect of 5.50% Convertible Debentures	3,876,692	3,686,636
Weighted average number of diluted common shares	31,376,479	31,891,882

Basic net income per share	$0.29	$0.44
Diluted net income per share	$0.25	$0.36
For the three months ended March 31, 2019, the 5.00% Convertible Debentures and nil stock options were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended March 31, 2018 – 400,320 stock options).

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 13	North American Construction Group Ltd.

c) Dividends
On February 25, 2019, the Company declared its first quarter 2019 dividend of $0.02 per share payable to shareholders of record as of March 12, 2019. At March 31, 2019, the dividend payable of $503 was included in accrued liabilities and will be subsequently paid to shareholders on April 5, 2019. At December 31, 2018, the dividend payable of $500 was included in accrued liabilities and was subsequently paid to shareholders on January 4, 2019.
13. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2019	2018
Cash paid during the period for:
Interest	$4,900	$2,296
Operating leases included in cash from operations (note 3)	1,058	—
Cash received during the period for:
Interest	14	9
Operating subleases included in cash from operations (note 3)	770	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	27,483	16,484
Net increase (decrease) in assets held for sale, offset by property, plant and equipment	711	(1,332)
Non-cash working capital adjustments:
Net decrease in contract assets related to adoption of revenue accounting standard	—	(547)
Net increase in other assets related to adoption of revenue accounting standard	—	502
Net decrease in accounts payable related to purchase of intangible assets	12	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	428	326
Net (increase) decrease in accrued liabilities related to dividend payable	(3)	6
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended
	March 31,
	2019	2018
Cash (used in) provided by net change in non-cash working capital
Accounts receivable	$11,026	$(15,890)
Contract assets	(18,834)	9,675
Inventories	(1,829)	(102)
Contract costs	1,507	(310)
Prepaid expenses and deposits	58	(826)
Accounts payable	16,324	10,343
Accrued liabilities	(3,465)	(2,929)
Contract liabilities	(2,050)	1,642
	$2,737	$1,603
14. Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment. For the three months ended March 31, 2019, the Company received $78 of sublease proceeds (three months ended March 31, 2018 - $78).
As of March 31, 2019, the Company had subsidiaries that it controlled and included in its consolidated financial statements. These subsidiaries are listed in the Company’s December 31, 2018 annual consolidated financial statements. The Company also enters into related party transactions through a number of affiliates and joint ventures. These transactions involve providing or receiving services entered into in the normal course of business. For the quarter ended March 31, 2019, such related party transactions were not material.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 14	North American Construction Group Ltd.

15. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) March 31, 2019	F - 15	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2019.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2019 and ended on March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 30, 2019

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Executive Vice President and Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2019.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2019 and ended on March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 30, 2019

/s/ Jason Veenstra
Executive Vice President & Chief Financial Officer